Exhibit (a)(1)(i)
April 17, 2023
REPURCHASE NOTICE OF NOTES PURSUANT TO OPTIONAL PUT OF HOLDERS
Hope Bancorp, Inc. (the “Company”)
2.00% Convertible Senior Notes due 2038 (the “Notes”)
CUSIP NUMBER 43940TAB5

NOTICE (this “Company Notice”) is hereby given pursuant to Section 16.01(c) of that certain Indenture dated as of May 11, 2018 (the “Indenture”). No representation is made as to the correctness of the above referenced CUSIP Number either as printed on the Notes or on this Company Notice and reliance may be placed only on the other identification numbers printed on the Notes.
Optional Put of Holders
The Company hereby provides this Company Notice that each holder (each a “Holder,” and collectively, the “Holders”) of Notes shall have the right, at such Holder’s option, to require the Company to repurchase all of such Holder’s Notes (the “Optional Put”), or any portion thereof that is a multiple of $1,000 principal amount on May 15, 2023 (the “Optional Repurchase Date”) in cash at a repurchase price (the “Repurchase Price”) of 100% of the principal amount of the Notes being repurchased. Any accrued and unpaid interest owed on the Notes as of the Optional Repurchase Date shall be paid to the Holders of record on the Regular Record Date of May 1, 2023. There are currently Notes in the aggregate principal amount of $197,551,000 outstanding, which are subject to the Optional Put.
None of the Notes are to be purchased from any officer, director or affiliate of the Company, and the Company intends to fund the Note repurchases from its cash reserves. No persons were employed, retained or compensated to makes solicitations or recommendations in connection with the Optional Put.
Deadline for Holders to Require the Company to Repurchase the Notes
Holders must exercise the Optional Put to require the Company to repurchase the Notes by 5:00 p.m. New York City time on May 11, 2023 (which is the second Business Day immediately preceding the Optional Repurchase Date of May 15, 2023).
Conversion Rate of the Notes
The Notes may be converted to the Company’s common stock at the current conversion rate of 45.0760 shares of common stock per $1,000 principal amount of Notes (the “Conversion Rate”). The Conversion Rate is subject to adjustment under the terms of the Indenture if certain events occur. As of the date of this Company Notice, there has been no adjustment to the Conversion Rate. The Conversion Rate is determined based on the initial conversion price of approximately $22.18 per share of the Company’s common stock.

Address and Email of Trustee and Paying Agent
Regular Mail, Registered & Certified Mail, or Courier:

U.S. Bank Global Corporate Trust Services
111 E Fillmore Ave, St. Paul, MN 55107
Corporate Trust Support & Operations
EP-MN-WS1P
cts.specfinance@usbank.com

Procedures the Holders Must Follow to Require the Company to Repurchase the Notes
The Optional Put to require the Company to repurchase the Notes on the Repurchase Date must be exercised no earlier than the open of business on April 17, 2023 and no later than 5:00 p.m. New York City time on May 11, 2023. The Notes surrendered for repurchase must be delivered through the transmittal procedures of the Depository Trust Company (“DTC”), subject to the terms and conditions of DTC’s system. To exercise the Optional Put and receive payment of the Repurchase Price, Holders of the Notes must validly and timely deliver their Notes through DTC’s transmittal procedures by no later than 5:00 p.m. New York City time on May 11, 2023.
If Notes are validly and timely delivered through DTC’s transmittal procedures for payment of the Repurchase Price, then such Notes may be converted to common stock of the Company only if the Holder withdraws the Optional Put in compliance with the procedures of DTC and the terms of the Indenture and submits such Notes for conversion in accordance with the procedures of DTC and the terms of the Indenture.
A Holder’s Optional Put may be withdrawn, in whole or in part, at any time prior to 5:00 p.m. New York City time on May 12, 2023 (the Business Day immediately preceding the Optional Repurchase Date).
Recent Repurchases of Notes
The Company has made Note repurchases in the aggregate principal amount of $19,949,000 in the past 60 days. These repurchases are separate from the Optional Put described in this Company Notice and were made through a third-party broker and were transacted through the DTC system. All such Notes were cancelled through the Trustee the day after settlement. Below is a summary of such Note repurchases:

Notes Repurchased	Par Value	Date Repurchased	Price	Principal Paid	Accrued Interest	Total Payment
10,730	$10,730,000	03/31/2023	$97.750	$10,488,575	$82,859	$10,571,434
2,000	2,000,000	04/10/2023	97.625	1,952,500	16,333	1,968,833
7,219	7,219,000	04/10/2023	98.250	7,092,668	58,955	7,151,623
19,949	$19,949,000		$97.918	$19,533,743	$158,147	$19,691,890

Defined Terms
Defined terms used in the Company Notice not otherwise defined herein shall have the meanings assigned to such terms in the Indenture.

About Hope Bancorp, Inc.
Hope Bancorp, Inc. is the holding company of Bank of Hope, the first and only super regional Korean American bank in the United States with $19.2 billion in total assets as of December 31, 2022. Headquartered in Los Angeles and serving a multi-ethnic population of customers across the nation, Bank of Hope operates 53 full-service branches in California, Washington, Texas, Illinois, New York, New Jersey, Virginia, Alabama, and Georgia. Bank of Hope also operates SBA loan production offices in Seattle, Denver, Dallas, Atlanta, Portland, New York City, Northern California and Houston; commercial loan production offices in Northern California, Seattle and Tampa, Fla; residential mortgage loan production offices in Southern California; and a representative office in Seoul, Korea. Bank of Hope specializes in core business banking products for small and medium-sized businesses, with an emphasis in commercial real estate and commercial lending, SBA lending and international trade financing. Bank of Hope is a California-chartered bank, and its deposits are insured by the FDIC to the extent provided by law. Bank of Hope is an Equal Opportunity Lender.
Our principal executive offices are located at 3200 Wilshire Blvd., Suite 1400, Los Angeles, California 90010. For additional information, please go to bankofhope.com. None of the information on or hyperlinked from the Company’s website is incorporated by reference.
Contact Information
If you have questions, please contact the Paying Agent at cts.specfinance@usbank.com.

No person has been authorized to give any information or to make any representation other than those contained in this Company Notice and, if given or made, such information or representation must not be relied upon as having been authorized. You should not assume that the information contained in this Company Notice is accurate as of any date other than the date on the front of this Company Notice. This Company Notice does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not under any circumstances create any implication that the information contained in this Company Notice is current as of any time subsequent to the date of such information. None of the Company, its board of directors, or its executive management is making any representation or recommendation to any Holder as to whether or not to exercise the Optional Put. You should consult your financial and tax advisors and must make your own decision as to whether to exercise the Optional Put and, if so, the principal amount of Notes for which the Optional Put should be exercised.

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